SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated February 21, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated February 22, 2018 the company informed that its subsidiary Ogden Argentina SA ("OASA"), which is indirectly controlled by the company in a 70%, has acquired a 60% stake of "La Arena SA". which developed and operates the stadium known as "DIRECTV ARENA", located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

DIRECTV Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting and others.

The price set for the transaction amounted to USD 4.2 million.

In this way, IRSA CP continues to expand, through OASA, which also owns a stake in La Rural S.A. and in the new Convention Center of the City of Buenos Aires., its exposure to the activity of fair events and entertainment, which could generate synergies with the business of shopping centers

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: February 22, 2018